Exhibit 99.1
PETROFLOW ENERGY LTD.
ANNUAL INFORMATION FORM
April 22, 2009

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TABLE OF CONTENTS
(continued)

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FORWARD-LOOKING STATEMENTS
In the interest of providing the shareholders and potential investors of Petroflow Energy Ltd. (the “Company” or “Petroflow”) with information regarding the Company, certain statements contained in this annual information form (“AIF”), and certain documents referred to or incorporated by reference into this AIF, constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Management believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this AIF should not be unduly relied upon. These statements speak only as of the date hereof.
In particular, this AIF contains, or incorporates by reference, forward-looking statements pertaining to the following:
•	the performance characteristics of the Company’s oil and natural gas properties;

•	oil and natural gas production levels;

•	the size of the oil and natural gas reserves;

•	projections of market prices and costs;

•	supply and demand for oil and natural gas;

•	expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;

•	treatment under governmental regulatory regimes and tax laws; and

•	capital expenditure programs.
The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this AIF:
•	volatility in market prices for oil and natural gas;

•	liabilities inherent in oil and gas operations;

•	uncertainties associated with estimating oil and natural gas reserves;

•	competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•	incorrect assessments of the value of acquisitions;

•	geological, technical, drilling and processing problems;

•	fluctuations in foreign exchange or interest rates and stock market volatility;

•	changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; and

•	the other factors discussed under “Risk Factors” in this AIF.
Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.
Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward-looking statements.
All references are to Canadian dollars unless otherwise stated.

PETROFLOW ENERGY LTD.
Corporate Structure
The Company’s registered office is located at Suite 1400, 700 — 2nd Street S.W., Calgary, Alberta T2P 4V5 and its head office is located at #970, 717 — 7th Avenue S.W., Calgary, Alberta T2P 0Z3. It is a reporting issuer in Alberta, British Columbia and Ontario, and the common shares in the capital of the Company (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and American Stock Exchange (“AMEX”). Prior to being listed on the TSX, the Common Shares were listed on the TSX Venture Exchange (“TSX-V”), and were delisted prior to opening on the TSX on January 20, 2009.
The Company was incorporated under the Companies Act in Nova Scotia as “Atlantic Gold Mines Limited” by Memorandum and Articles of Association dated March 11, 1974, with authorized capital of five million dollars into five million shares without nominal or par value.
The Company’s charter was continued under the Canada Business Corporations Act (“CBCA”) by Certificate of Continuance dated July 26, 1994. Effective upon the issue of the Certificate of Continuance, the issued and outstanding common shares of the Company were changed into Class A Subordinate Voting Shares and Class B Multiple Voting Shares on the basis of four Class A Subordinate Voting Shares and one Class B Multiple Voting Share for each one issued and outstanding common share, such that the authorized capital of the Company consisted of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Multiple Voting Shares, and an unlimited number of preferred shares issuable in series (the “Preferred Shares”).
By Certificate of Amendment dated January 30, 1996, the name of the Company was changed from “Atlantic Gold Mines Limited” to “Delwood Capital Corporation Ltd.”
By Certificate of Amendment dated June 28, 1996 the name of the Company was changed from “Delwood Capital Corporation Ltd.” to “Indostar Gold Corp.”, at which time each issued and outstanding Class A Subordinate Voting Share was subdivided on the basis of two and one-half Class A Subordinate Voting Shares for each one then issued and outstanding Class A Subordinate Voting Share, and of two and one-half Class B Multiple Voting Shares for each one then issued and outstanding Class B Multiple Voting Share.
By Certificate of Amendment dated September 22, 1997, the name of the Company was changed from “Indostar Gold Corp.” to “Petroflow Energy Ltd.”
By Certificate of Amendment dated July 22, 2005, the Company amended the province of its registered office from Nova Scotia to Alberta and amended its articles to enable the Company to appoint up to one third more directors elected at the previous annual shareholder meeting.
By Certificate of Amendment dated December 5, 2005, the Company consolidated its Class A Subordinate Voting Shares and its Class B Multiple Voting Shares on a ten to one basis.
By Certificate of Amendment dated July 19, 2006, the Company increased the maximum number of directors to nine, changed the Company’s Class A Subordinated Voting Shares to Common Shares; changed the Company’s Class B Multiple Voting Shares to Common Shares on a one-for-one basis; changed the rights, privileges and restrictions attached to the Preferred Shares and removed Schedule 2 from the Company’s articles, which had dealt with the change of share capital that was effective upon the issuance of the Certificate of Continuance on July 26, 1994 and the Company’s powers for the purposes of the Special Corporate Powers Act of the Province of Quebec.

Intercorporate Relationships
The Company has one wholly-owned subsidiary, North American Petroleum Corporation, USA (“NAPCUS”). NAPCUS was incorporated pursuant to the laws of the State of Delaware on April 14, 2005. Its registered office is located at 1209 Orange Street, Wilmington, Delaware, 19801, and its head office is located at 1335 W. Causeway Approach, Mandeville, Louisiana, 70471. NAPCUS has one wholly owned subsidiary, Prize Petroleum LLC (“Prize”), which was incorporated in September 2006 pursuant to the laws of the state of Oklahoma. Its registered office is located at 1800 Canyon Park Circle, Suite 201, Edmond, Oklahoma, 73013 and its head office is located at 1335 W. Causeway Approach, Mandeville, Louisiana, 70471.
GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY
History
The Company is a junior oil and gas issuer listed on the TSX and AMEX with oil and gas interests located in the Westlock region of Alberta, the Garrington region of Alberta and, through NAPCUS, in Midland, Texas and various counties in Oklahoma.
The Company commenced its oil and natural gas operations in 1998 by participating in the development of an oil and gas property in the Chamberlain area of Alberta. Six horizontal wells were drilled on the Chamberlain property and production commenced in June 1998. No other significant oil and gas operations were conducted by the Company over this time frame.
In December 2002, the Company approached Macon Resources Ltd. (“Macon”), a major shareholder of Shaker Resources Inc. (“Shaker”), and expressed an interest in finding a new management team for the Company. At the time, the Company’s principal asset was cash and short-term investments of approximately $1.4 million. Negotiations were entered into, culminating with Shaker mailing an offer to purchase all the outstanding shares of the Company in May 2003. The offer was successful with Shaker acquiring approximately 88% of the outstanding shares of the Company. In June 2003, the Company loaned $1.1 million to Shaker at an interest rate of 10%. An additional $350,000 was loaned to Shaker on the same terms later that year. The original plan was to amalgamate the Company with Shaker; however, this could not be achieved as Shaker was not able to take up the balance of shares required to complete this transaction.

In June 2004, Shaker decided to dividend out the Company’s shares that it held to the shareholders of Shaker on the basis of 0.69517 shares in the capital of the Company for each Shaker share. Prior to this transaction, Shaker had agreed to sell certain oil and natural gas properties in the Westlock area of Alberta to the Company for approximately $1.5 million, subject to regulatory approval. The property acquisition closed on September 30, 2004 and the loans due from Shaker were repaid in full.
Three Year History
The following is a description events and conditions that have influenced the general development of the business over the last three completed financial years:
Year ended December 31, 2006
On January 13, 2006 the Company entered into a letter agreement (the “Agreement”) with Enterra Energy Trust respecting the acquisition of certain petroleum and natural gas interests in the State of Oklahoma (the “Oklahoma Properties”). Under the terms of the Agreement, the parties agreed that the further development of those properties would be governed by a farmout agreement between Enterra Energy Trust as “farmor” and Petroflow as “farmee”. The Agreement states that Petroflow would pay 100% of the costs in respect of a well to earn 70% of the leasehold interests in a drilling and spacing unit as appropriate to the play. Petroflow, in consultation with Enterra Energy Trust, would initially undertake a program of drilling not to be less than the 2005 activity level of the former owner of the Oklahoma Properties (approximately 20 wells, either horizontal or vertical to the Hunton formation and a capital expenditure of approximately $US 30,000,000) by the end of 2006. Further to the Agreement, Enterra Acquisition Corp (collectively with “Enterra Energy Trust” referred to as “Enterra”) and Petroflow entered into an agreement (the “Farmout Agreement”) effective March 1, 2006 under which Petroflow agreed to maintain a two rig running commitment or, in the alternative, if it failed to maintain a two rig running commitment Petroflow would not be in default of its obligations under the Farmout Agreement if it drilled at least thirty wells by the end of 2007 and not less than thirty wells during any twenty-month period during the term of the Farmout Agreement subject to normal force majeure clauses. The farm out area encompassed approximately 65,000 acres held by Enterra (40,000 of which were undeveloped). The farm out further allowed for any additional lands acquired by Enterra within seven counties in Oklahoma with any such lands to be included under the terms of the farm out. The Company can withdraw from the farm out upon written notice, upon the completion of economically attractive drilling targets, or the farm out will expire after a period of non-performance by the farmee. In the case of non-performance, Enterra is obliged to give written notice to Petroflow outlining the conditions of such non-performance and Petroflow will have 30 days after receipt of the notice to present a plan to cure the non-performance, such plan to be satisfactory to Enterra, after which Petroflow will commence physical operations within 60 days or otherwise forfeit its ongoing rights under the Farmout Agreement. Enterra will pay for all infrastructure installations and such costs will be returned to Enterra through a three year take-or-pay capital recovery fee with an annualized 12% rate of return. Enterra will own and operate 100% of the infrastructure, but after the capital recovery fee is fully paid, Petroflow will pay only its portion of actual operating costs for the life of the facility and will have the ability to assign such rights. If Petroflow desires to sell any interests in wells drilled on the Oklahoma Properties, it will provide written notice to Enterra. Enterra will have an option to purchase the interests at the net present value of the interests, as determined by a mutually acceptable petroleum engineer, such value to be equal to the lesser of (a) the net present value discounted at 10% or (b) the net present value discounted at a rate equal to the then applicable bank prime rate plus 5%. In the alternative, if Petroflow receives an offer to purchase such interests from a third party, then Enterra will have a preferential right to match the offer, failing which Petroflow can sell such interests to the other party.

On April 12, 2006, the Company closed the first tranche of an unbrokered private placement, raising $7,957,945 through the issuance of 2,313,356 Common Shares at a price of $3.44 per Common Share. The remainder of the financing, amounting to $3,949,983 representing 1,148,251 Common Shares closed on April 26, 2006.
On June 15, 2006, the Company, in connection with its Farmout Agreement with Enterra, brought its first well into production. Initial production from the well during its dewatering phase was 780 Mcf/d of natural gas, approximately 437 Mcf/d net to the Company.
On July 5, 2006, the Company retired approximately $2.3 million of debt owed to certain related parties. The Company also closed a private placement financing, raising $2,350,896 through the issuance of 683,400 Common Shares at a price of $3.44 per Common Share.
On September 25, 2006 the Company signed a loan agreement with a related party for a total of $16,315,600 (U.S. $14,000,000). The interest rate on the loan agreement was 12% per annum and the loan agreement had an initial term of six month that could be extended for two renewal terms of 90 days each. The Company fully repaid this loan on March 30, 2007 with funds received from an additional credit facility obtained from a U.S. based bank.
Year ended December 31, 2007
On April 2, 2007, the Company announced that it had increased its borrowing base availability to $US 30,000,000 under a restated credit facility of up to $US 100,000,000. The facility allowed for potential borrowing base increases based on planned quarterly reviews of Petroflow’s reserves and financial performance due to ongoing drilling operations in Oklahoma and New Mexico.
On July 20, 2007, the Company announced that it had closed a private placement offering that raised $7,663,755 through the issuance of 4,033,555 Common Shares at a price of $1.90 per Common Share, and a private placement offering that raised $519,303 through the issuance of 247,287 Common Shares at a price of $2.10 per Common Share.
On December 14, 2007, the Company announced that Mr. Richard Azar, who previously served on Petroflow’s board of directors in 2006, had been re-appointed to its board.
The Company had focused much of its 2007 efforts on its Oklahoma property. In return, the Company had received a 100% success rate in its drilling activity in the Oklahoma property. A total of 24 wells were drilled in 2007 under the Farmout Agreement and 14 wells were put on production. An average 1,382 boepd were generated, of which 70%, 970 boepd, were produced from Oklahoma.
Year ended December 31, 2008
Effective April 11, 2008, the Company entered into a $200 million credit facility agreement. In total, the Company increased its borrowing capacity to $US 88 million. Coupled with an interim increase of $US 11 million received in February 2008, the facility increased the Company’s borrowing capacity by $US 33.5 million since its 2007 year end.
On April 24, 2008, the Company announced that it had entered into a definitive purchase and sale agreement to sell its San Juan Basin coal bed methane property. The sale closed on May 28, 2008, with gross cash proceeds of $US 29 million.
On May 15, 2008, the Company announced that it had finalized the renegotiation of two of its three gas contracts in Oklahoma. The new contracts were effective January 1, 2008 for an extended term, subject to annual renewals thereafter. The contracts accounted for approximately 65% of the Company’s Oklahoma gas production, provided for an estimated increase in the Company’s effective Company-wide netbacks over the life of the reserves by 29%, and resulted in an increase in the value of the Company’s 2007 year end proved plus probable reserves (discounted at 10%) by 15% from that which would otherwise have been reported under previous contract terms.
On June 5, 2008, the Company announced the initiation of its Extension Program in the Hunton Resource Play, expanding beyond its current Farmout Area of Mutual Interest with Enterra Energy Trust. The Company also announced that it was establishing four new project areas. The Company had amassed a significant land position in one project area where the Company would hold a non-promoted 90% working interest and was proceeding with its land activities in the other project areas where the Company would hold a 70% non-promoted working interest.
On July 9, 2008, the Company announced that its common shares had been approved for listing on AMEX under the symbol “PED”. Active trading commenced on July 14, 2008.
On July 23, 2008, the Company announced that it had potential exposure to SemCrude, L.P. and SemGas, L.P., subsidiaries of SemGroup, L.P. (“SemGroup”) relating to the marketing of a portion of the Company’s crude oil, liquids and natural gas production. SemGroup filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware on July 22, 2008. The SemGroup contracts, which are held by the Company’s working interest partner, pertained to the majority of the oil production volumes produced by Petroflow and approximately 20% of the natural gas volumes. The Company’s exposure at the time was estimated to be limited to amounts uncollected for June and July production up to July 22, 2008, amounting to approximately $US 3.2 million. Ongoing production revenues were to be governed by the terms of Chapter 11 of the US Bankruptcy Code. As at December 31, 2008, the Company has provided $2.2 million as a provision for doubtful receivables.
On September 3, 2008, for the first time in the Company’s history, daily production exceeded 3,000 BOEs per day of production at 3,070 BOEs (18,420 mcfe) per day.
Effective September 30, 2008, the Company increased its current borrowing capacity under its bank loan agreement to $US 110 million (an increase of $US 34 million). Coupled with previous increases in 2008, this facility more than doubled the Company’s borrowing capacity by $US 55.5 million since its 2007 year end.
Effective October 1, 2008, Mr. David Elgie was appointed as a director of the Company. He was also appointed to serve as a member of the Audit Committee and the Reserves Committee.
On November 24, 2008 the Company announced that it had executed a formal Joint Venture Agreement (“JVA”) with Patrón Energy, LLC (“Patrón”), a privately held Texas limited liability company, to mutually develop the Hunton Resource Play and other formations in Oklahoma. The JVA would allow Petroflow to own working interests that vary between 65% and 70% in three new project areas initiated by Patrón. Under the JVA, Petroflow has access to leased mineral rights in approximately 4,600 net acres of land in one of the project areas, plus existing evaluations of the geological potential within the other areas. In consideration, Petroflow paid Patrón $US 1 million. The purchase price represented reimbursement to Patrón for 70% of its costs in the three project areas. The JVA gives Petroflow an existing ‘right of first refusal’ agreement with a team of experienced geologists in the Oklahoma region. Petroflow, with Patrón, now holds ‘right of first refusal’ options on any projects proposed by the geological team; however, Petroflow is not obligated to participate. As further discussed below in “Interest of Management and Others in Material Transactions”, Mr. Richard Azar, who is a director of Petroflow, owns twenty percent of Patrón. Mr. Azar intends to participate in the activities to be undertaken pursuant to JVA with working interests of approximately six percent.
On December 19, 2008, the Company announced its intention to conduct a normal course issuer bid to purchase for cancellation up to the greater of 500,000 common shares, or 5% of its issued and outstanding share capital. The normal course issuer bid would be conducted through the facilities of the TSX-V. It was expected that the normal course issuer bid would commence on December 22, 2008 and continue for up to one year. Purchases would be made through Leede Financial Markets Inc.
Recent Developments
On January 16, 2009, the Company announced that its application had been granted for the original listing on the TSX in the Oil and Gas category of up to 34,220,203 Common Shares, of which up to 29,571,094 Common Shares would be issued and outstanding and up to 4,649,109 Common Shares would be reserved for issuance. The Common Shares were delisted from the TSX-V, and listed and posted for trading on the TSX effective January 20, 2009.
As a result of listing its shares on the TSX, the Company announced its intention to conduct a new normal course issuer bid through the facilities of the TSX to purchase for cancellation up to 500,000 Common Shares, representing approximately 1.69% of its issued and outstanding share capital. The normal course issuer bid was expected to commence on February 6, 2009 and would continue until February 5, 2010 or such earlier date if the Company purchases the maximum number of Common Shares. Under the rules of the TSX, the Company may purchase a maximum of 1,829 Common Shares per day on or before March 31, 2009 pursuant to TSX Staff Notice 2008-0005, and 1,000 Common Shares per day thereafter.
Petroflow has undertaken an analysis of its drilling costs in light of the rapid drop in commodity prices for gas, natural gas liquids and oil to historically low levels. The Company has engaged in extensive discussions with its vendors for the purpose of identifying the level of capital costs that will provide Petroflow with an acceptable going-forward return on its invested capital.
The Company is confident that it will be able to reduce costs such that it can continue to earn competitive rates of return on capital. There remain many economically viable drilling locations in the Hunton resource play, even at currently depressed prices. The Company will also operate within its financial means. While working through these discussions with service providers, Petroflow suspended drilling efforts. Once these issues are resolved, Petroflow will resume its drilling program.
Petroflow anticipates cost savings on drilling to be realized based on a combination of dramatically lower steel prices, lower fuel input prices, more competitive drilling prices and utilization of previously purchased equipment which can be transferred to future wells. Overall drilling costs could decline as much as 40% per well in 2009 as compared to 2008. The pause in drilling will provide for additional de-watering which will allow the Company to connect a greater number of wells to existing water disposal facilities and will also enable its working interest partner to line up a greater inventory of drilling locations.
On April 8, 2009, Guaranty Financial Group Inc., a member of the Company’s banking syndicate announced that it and its wholly-owned subsidiary, Guaranty Bank (collectively “Guaranty”) had consented to the issuance of an Order to Cease and Desist (the “Order”) by the Office of Thrift Supervision in the United States. Under the Order, Guaranty has until May 21, 2009 to raise additional capital or it will agree to consent to a merger with another bank or enter into a voluntary liquidation. The terms of the Order have no direct impact on Guaranty’s ordinary course of business, and in particular, its lending relationship with the Company. Accordingly, management of the Company does not anticipate that the Order will have any effect on the terms of its amended facility with the banking syndicate.
Significant Acquisitions
The Company had no significant acquisitions in the year ended December 31, 2008.

DESCRIPTION OF THE BUSINESS OF THE COMPANY
General
The Company is a growth-oriented, exploration-focused oil and gas company. The areas of primary focus are presently in Oklahoma, Texas and Alberta. The Company’s oil and gas assets currently produce approximately 3,688 boe/day of oil, natural gas and natural gals liquids. The Company also owns or has access to approximately 101,489 gross (57,583 net) acres of undeveloped land.
The business plan of the Company is to focus on sustainable and profitable per share growth in both cash flow from operations and net asset value. To accomplish this, the Company will focus on enhancing its asset base through land acquisitions, property acquisitions, exploratory drilling and development drilling. The Company, through NAPCUS, will pursue U.S. opportunities primarily in unconventional gas reservoirs. In the U.S., the Company will focus primarily on its Farmout Agreement with Enterra in Oklahoma.
The Company will internally generate exploration and development opportunities possessing medium risk and multiple prospective productive zone potential with a prudent exposure to higher risk/reward prospects. The Company will maintain a balance between exploration, development and exploitation drilling, combined with acquisition opportunities that meet the Company’s business parameters. To achieve sustainable and profitable growth, the Company will endeavour to have direct control of the timing and costs of its projects. Accordingly, the Company will seek operatorship of properties in which it has an interest. Further, to minimize competition within its geographic areas of interest, the Company will, after giving consideration to its risk profile, strive to maximize its working interest ownership in its properties. While the Company intends to have the skills and resources necessary to achieve its objectives, participation in exploration and development in the oil and natural gas industry has a number of inherent risks. See “Risk Factors”.
In reviewing potential drilling or acquisition opportunities, the Company gives consideration to the following criteria:
(a)	risk capital required to secure or evaluate the investment opportunity;

(b)	the potential return on the project, if successful;

(c)	the likelihood of success; and

(d)	the risked return versus cost of capital.
In general, the Company focuses its efforts on unconventional resource plays in an attempt to generate sustainable high levels of profitable production and financial growth.
The board of directors of the Company may, in its discretion, approve acquisitions that do not conform to these guidelines based upon its consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.
Revenue Sources
During the year ended December 31, 2008, approximately 70% of the revenue from the Company’s properties before royalties was derived from natural gas and 30% was derived from crude oil and natural gas liquids.

Competitive Conditions
There is strong competition relating to all aspects of the oil and natural gas industry. The Company actively competes for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Company. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.
Intangible Properties
The Company has coined the term “Bubble Point Technology” to describe the physical process which allows for most of the oil and gas production in the Company’s Hunton Resource Play in Oklahoma. Although not subject to any patent or trademark protection, the Company intends to identify the term as its preferred brand of oil and gas exploration.
Economic Dependence
Substantially all of the Company’s oil and gas is sold to four different oil and gas marketers. These are a very limited number of marketers with which the Company is able to deal and the Company’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large purchases. In order to obtain the best terms, the Company typically has to commit large volumes of hydrocarbons over a lengthy period of time. As a consequence, the Company is economically dependent on a limited number of customers. All of the contracts do, however, contain termination clauses in the event the purchasers are unable to unable to purchase and pay for the Company’s products.
Changes to Contracts
As discussed under “General Development of the Business of the Company — Three Year History” in this AIF, the Company announced on May 15, 2008 that it had finalized the renegotiation of two of its three gas contracts with the expectation of receiving substantially higher netbacks from its gas production.
On February 4, 2009 the Company terminated its drilling services contract which originally had a termination date of May 31, 2010. The termination of this contract will allow the Company to have much greater financial flexibility in the design of its drilling program in the near future.
Personnel
As at December 31, 2008 the Company had 34 employees and as of the date of this AIF, the Company has 35 employees.
Environmental Protection
The Company’s operations are subject to government laws and regulations concerning pollution, protection of the environment and the handling and transport of hazardous materials. These laws and regulations generally require the Company to remove or remedy the effect of it activities on the environment with respect to present and former operating sites, including dismantling production facilities and remediating damage caused by the use or release of specified substances. The Company expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed. In 2008, expenditures beyond normal compliance with environmental regulations were not material and in 2009, the Company does not anticipate making material expenditures beyond normal compliance with environmental regulations. Contingency plans are in place for a timely response to an environmental event and remediation/reclamation programs are in place and utilized to restore the environment.
Foreign Operations
As at December 31, 2008, 100% of the Company’s reserves and production were located in North America, which limits the Company’s exposure to risks and uncertainties in countries considered politically and economically unstable. The Company’s operations and related assets outside North America may be adversely affected by changes in government policy, social instability or other political or economic developments which are not within the control of the Company, including the expropriation of property, the cancellation or modification of contract rights and restrictions on repatriation of cash. The Company has undertaken to mitigate these risks where practical and considered warranted.
Reorganizations
As discussed under “Intercorporate Relationships” in this AIF, the Company wholly owns two subsidiaries, NAPCUS, which was formed in 2008, and Prize, which was formed in 2006. As a general matter, the Company reorganizes its subsidiaries as required to maintain proper alignment of its businesses and facilitate acquisitions and divestitures.
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION
The following section sets out the Company’s statement of reserves data and other information (the "Statement”), which is dated April 22, 2009 and is effective December 31, 2008. The preparation date of the information regarding reserves in this Statement was March 17, 2009.
This Statement summarizes the reserves of crude oil, natural gas and associated products and the net present values of future net revenues associated with the Company’s reserves as evaluated in the report (the “Reserves Report”) prepared by Haas Petroleum Engineering Services, Inc. (“Haas”), based on constant and forecast price assumptions and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The tables below summarize the data contained in the Reserves Report and as a result, may contain slightly different numbers than the Reserves Report due to rounding.
The Company gives no assurance that the price and cost assumptions set out below will be attained and variances could be material. The reserve estimates provided in this Statement are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates below.
The future net revenue numbers presented in this Statement, whether calculated without discount or using a discount rate, are estimated values only and do not represent fair market value. The Company gives no assurance that the price and cost assumptions underlying the estimates will be attained and variances could be material.
The Company’s properties, reserves and production are located in Oklahoma, Texas and Alberta.
Disclosure of Reserves Data
Aggregate Gross and Net Reserves — Constant Price and Costs
The following tables detail the aggregate gross and net reserves of the Company, in total and by country, as at December 31, 2008, using constant prices and costs as well as the aggregate net present value of future net revenue attributable to the reserves estimated using constant prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

COMPANY TOTALS

	Summary of Oil and Gas Reserves
	Constant Price and Costs
	As of December 31, 2008
	Light and Medium Oil		Natural Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)

PROVED
Developed Producing	1,262	1,018	6,589	5,277	4,114	3,289
Developed Non-Producing	170	138	676	541	354	283
Undeveloped	1,135	910	4,178	3,332	4,273	3,405

TOTAL PROVED	2,567	2,066	11,443	9,150	8,741	6,977

COMPANY TOTALS

	Net Present Values of Future Net Revenues
	Constant Prices and Costs
	As of December 31, 2008
	Before Income Taxes Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	247,082	187,518	150,480	125,581	107,798
Developed Non-Producing	26,005	18,394	14,319	11,743	9,940
Undeveloped	134,897	79,900	47,212	26,467	12,632

TOTAL PROVED	407,984	285,812	212,011	163,791	130,370

COMPANY TOTALS

	Net Present Values of Future Net Revenues
	Constant Prices and Costs
	As of December 31, 2008
	After Income Taxes Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	168,796	129,657	105,243	88,802	77,045
Developed Non-Producing	17,360	12,466	9,807	8,115	6,925
Undeveloped	69,135	34,727	14,436	1,723	6,606

TOTAL PROVED	255,291	176,850	129,486	98,640	77,364

CANADA

	Summary of Oil and Gas Reserves
	Constant Price and Costs
	As of December 31, 2008
	Light and Medium Oil		Natural Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)

PROVED
Developed Producing	19	18	41	40	13	11
Developed Non-Producing	1	2	2	2	—	—
Undeveloped	—	—	—	—	—	—

TOTAL PROVED	20	20	43	42	13	11

CANADA

	Net Present Values of Future Net Revenues
	Constant Prices and Costs
	As of December 31, 2008
	Before Income Taxes Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	1,501	1,212	1,013	868	759
Developed Non-Producing	94	87	81	76	71
Undeveloped	—	—	—	—	—

TOTAL PROVED	1,595	1,299	1,094	944	830

CANADA

	Net Present Values of Future Net Revenues
	Constant Prices and Costs
	As of December 31, 2008
	After Income Taxes Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	886	728	618	539	479
Developed Non-Producing	55	53	49	47	44
Undeveloped	—	—	—	—	—

TOTAL PROVED	941	781	667	589	523

UNITED STATES

	Summary of Oil and Gas Reserves
	Constant Price and Costs
	As of December 31, 2008
	Light and Medium Oil		Natural Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)

PROVED
Developed Producing	1,243	1,000	6,548	5,237	4,101	3,277
Developed Non-Producing	169	136	674	539	354	283
Undeveloped	1,135	910	4,178	3,332	4,273	3,406

TOTAL PROVED	2,547	2,046	11,400	9,108	8,728	6,966

UNITED STATES

	Net Present Values of Future Net Revenues
	Constant Prices and Costs
	As of December 31, 2008
	Before Income Taxes Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	245,581	186,306	149,466	124,712	107,038
Developed Non-Producing	25,911	18,307	14,239	11,667	9,870
Undeveloped	134,897	79,900	47,212	26,468	12,632

TOTAL PROVED	406,389	284,513	210,917	162,847	129,540

UNITED STATES

	Net Present Values of Future Net Revenues
	Constant Prices and Costs
	As of December 31, 2008
	After Income Taxes Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	167,910	128,929	104,625	88,264	76,566
Developed Non-Producing	17,305	12,413	9,758	8,068	6,881
Undeveloped	69,135	34,727	14,436	1,723	(6,606)

TOTAL PROVED	254,350	176,069	128,819	98,055	76,841

Aggregate Gross and Net Reserves — Forecast Price and Costs
The following tables detail the aggregate gross and net reserves of the Company, in total and by country, as at December 31, 2008, using forecast prices and costs as well the aggregate net present value of future net revenue attributable to the reserves estimated using forecast prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:
COMPANY TOTALS

	Summary of Oil and Gas Reserves
	Forecast Price and Costs
	As of December 31, 2008
	Light and Medium Oil		Natural Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)

PROVED
Developed Producing	1,477	1,197	6,667	5,341	4,148	3,316
Developed Non-Producing	170	138	685	548	354	284
Undeveloped	1,142	916	5,545	4,425	4,512	3,597

TOTAL PROVED	2,789	2,251	12,897	10,314	9,014	7,197

PROBABLE	508	405	3,501	2,789	2,723	2,161

TOTAL PROVED PLUS	3,297	2,656	16,398	13,103	11,737	9,358
PROBABLE

COMPANY TOTALS

	Net Present Values of Future Net Revenues
	Forecast Prices and Costs
	As of December 31, 2008
	Before Income Taxes Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	551,430	379,645	285,406	227,177	187,978
Developed Non-Producing	61,753	37,804	27,164	21,204	17,338
Undeveloped	459,678	277,295	177,425	117,309	78,502

TOTAL PROVED	1,072,861	694,745	489,995	365,690	283,818

PROBABLE	294,914	176,353	113,004	75,666	52,017

TOTAL PROVED PLUS	1,367,775	871,098	602,999	441,356	335,835
PROBABLE

COMPANY TOTALS

	Net Present Values of Future Net Revenues
	Forecast Prices and Costs
	As of December 31, 2008
	After Income Taxes Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	354,648	284,840	190,316	153,905	129,247
Developed Non-Producing	9,234	24,473	17,863	14,132	11,697
Undeveloped	255,914	147,186	87,779	52,231	29,486

TOTAL PROVED	649,796	420,499	295,958	220,267	170,430

PROBABLE	158,328	91,164	55,398	34,463	21,330

TOTAL PROVED PLUS	808,124	511,663	351,356	254,730	191,760
PROBABLE

CANADA

	Summary of Oil and Gas Reserves
	Forecast Price and Costs
	As of December 31, 2008
	Light and Medium Oil		Natural Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)

PROVED
Developed Producing	20	20	45	40	12	11
Developed Non-Producing	1	1	1	1	—	—
Undeveloped	—	—	—	—	—	—

TOTAL PROVED	23	21	46	41	12	11

PROBABLE	7	7	14	14	3	3

TOTAL PROVED PLUS	30	29	360	55	15	14
PROBABLE

CANADA

	Net Present Values of Future Net Revenues
	Forecast Prices and Costs
	As of December 31, 2008
	Before Income Taxes Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	4,384	3,117	2,387	1,924	1,607
Developed Non-Producing	206	183	165	149	135
Undeveloped	—	—	—	—	—

TOTAL PROVED	4,590	3,300	2,552	2,073	1,742

PROBABLE	1,425	1,163	974	834	728

TOTAL PROVED PLUS	6,015	4,463	3,526	2,907	2,470
PROBABLE

CANADA

	Net Present Values of Future Net Revenues
	Forecast Prices and Costs
	As of December 31, 2008
	After Income Taxes Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	2,586	1,871	1,458	1,193	1,013
Developed Non-Producing	124	113	103	94	87
Undeveloped	—	—	—	—	—

TOTAL PROVED	2,710	1,984	1,561	1,287	1,100

PROBABLE	841	698	595	518	459

TOTAL PROVED PLUS	3,551	2,682	2,156	1,805	1,559
PROBABLE

UNITED STATES

	Summary of Oil and Gas Reserves
	Forecast Price and Costs
	As of December 31, 2008
	Light and Medium Oil		Natural Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)

PROVED
Developed Producing	1,455	1,176	6,622	5,301	4,136	3,305
Developed Non-Producing	169	137	684	546	354	284
Undeveloped	1,142	916	5,545	4,425	4,512	3,597

TOTAL PROVED	2,766	2,229	12,851	10,272	9,002	7,186

PROBABLE	501	398	3,488	2,776	2,723	2,158

TOTAL PROVED PLUS	3,267	2,629	16,339	13,048	11,725	9,344
PROBABLE

UNITED STATES

	Net Present Values of Future Net Revenues
	Forecast Prices and Costs
	As of December 31, 2008
	Before Income Taxes Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	547,046	376,528	283,019	225,254	186,370
Developed Non-Producing	61,548	37,621	26,999	21,055	17,204
Undeveloped	459,678	277,295	177,425	117,309	78,501

TOTAL PROVED	1,068,272	691,444	487,443	363,619	282,075

PROBABLE	293,489	175,190	112,029	74,832	51,289

TOTAL PROVED PLUS	1,361,761	866,634	599,472	438,450	333,364
PROBABLE

UNITED STATES

	Net Present Values of Future Net Revenues
	Forecast Prices and Costs
	As of December 31, 2008
	After Income Taxes Discounted at (%/year)
	0%	5%	10%	15%	20%
Reserves Category	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)

PROVED
Developed Producing	352,062	246,969	188,858	152,711	128,234
Developed Non-Producing	39,110	24,360	17,760	14,038	11,609
Undeveloped	255,914	147,186	87,779	52,231	29,486

TOTAL PROVED	647,086	418,515	294,397	218,980	169,329

PROBABLE	157,487	90,466	54,803	33,945	20,872

TOTAL PROVED PLUS	804,573	508,981	349,200	252,925	190,201
PROBABLE

Additional Information Concerning Future Net Revenue
The following tables provide (i) a breakdown of various elements of future net revenue attributable to proved reserves and proved plus probable reserves of the Company estimated using both constant prices and costs and forecast prices and costs and calculated without discount, and (ii) the volume of production of the Company estimated for the year ended December 31, 2008:
COMPANY TOTALS

	Total Future Net Revenue
	As at December 21, 2008
	Constant Prices &
	Costs	Forecast Prices & Costs
	(Undiscounted)	(Undiscounted)
			Proved Plus
($Thousands)	Proved Reserves	Proved Reserves	Probable Reserves

Revenue	662,374	1,443,867	1,846,304
Royalties (net of ARTC)	415	610	688
Operation costs	183,969	263,088	327,570

	477,990	1,180,167	1,518,046

Development costs	67,312	104,312	146,712
Abandonment and reclamation costs	2,694	2,996	3,559

	70,006	107,308	150,271

Future Net Revenue before deducting future income tax expenses	407,984	1,072,861	1,367,775
Future Income Tax expenses	152,693	423,065	559,651

Future net revenue after deducting future income tax expenses	254,957	649,796	808,124

	Estimated Production
	For the Year Ended December 31, 2009
	Constant Prices &
	Costs	Forecast Prices & Costs
	(Undiscounted)	(Undiscounted)
Estimated production for the year			Proved Plus
ended December 31, 2009	Proved Reserves	Proved Reserves	Probable Reserves

Oil (Mbbl)	204	212	219
Gas (Mbbl)	1,000	1,000	1,167
NGL (Mbbl)	539	539	570
Mboe	1,811	1,826	1,931

CANADA

	Total Future Net Revenue
	As at December 31, 2008
	Constant Prices &
	Costs	Forecast Prices & Costs
	(Undiscounted)	(Undiscounted)
			Proved Plus
($Thousands)	Proved Reserves	Proved Reserves	Probable Reserves

Revenue	3,775	7,560	8,889
Royalties (net of ARTC)	372	610	688
Operation costs	1,808	2,352	2,187

	1,595	4,598	6,014

Development costs	—	—	—
Abandonment and reclamation costs	—	—	—

Future Net Revenue before deducting future income tax expenses	1,595	4,598	6,014
Future Income Tax expenses	654	1,880	2,463

Future net revenue after deducting future income tax expenses	941	2,718	3,551

	Estimated Production
	For the Year Ended December 31, 2009
	Constant Prices &
	Costs	Forecast Prices & Costs
	(Undiscounted)	(Undiscounted)
Estimated production for the			Proved Plus
year ended December 31, 2009	Proved Reserves	Proved Reserves	Probable Reserves

Oil (Mbbl)	3	3	4
Gas (Mbbl)	6	6	10
NGL (Mbbl)	2	2	2
Mboe	11	11	16

UNITED STATES

	Total Future Net Revenue
	As at December 31, 2008
	Constant Prices &
	Costs	Forecast Prices & Costs
	(Undiscounted)	(Undiscounted)
			Proved Plus
($Thousands)	Proved Reserves	Proved Reserves	Probable Reserves

Revenue	658,972	1,436,925	1,837,416
Royalties (net of ARTC)	—	—	—
Operation costs	182,577	261,345	325,384

	476,395	1,175,580	1,512,032

Development costs	67,312	104,312	146,712
Abandonment and reclamation costs	2,694	2,996	3,559

	70,006	107,308	150,271

Future Net Revenue before deducting future income tax expenses	406,389	1,068,272	1,361,761

Future Income Tax expenses	152,039	421,186	557,188

Future net revenue after deducting future income tax expenses	254,350	647,086	804,573

	Estimated Production
	For the Year Ended December 31, 2009
	Constant Prices &
	Costs	Forecast Prices & Costs
	(Undiscounted)	(Undiscounted)
Estimated production for the			Proved Plus
year ended December 31, 2009	Proved Reserves	Proved Reserves	Probable Reserves

Oil (Mbbl)	201	210	215
Gas (Mbbl)	1,062	1,069	1,133
NGL (Mbbl)	537	537	568
Mboe	1,800	1,816	1,918

The following table details by production group the net present value of future net revenue (before deducting future income tax expenses) estimated using both constant prices and costs and forecast prices and costs and calculated using a discount rate of 10%.

Future Net Revenue
Constant Prices and Costs
By Production Group
As of December 31, 2008

			Unit Value Before
		Future Net revenues	Income Tax
		before Income Taxes -	Discounted AT
		Discounted at	10%/year ($/Mcf)
Reserves Category	Production Group	10%/year	($/Bbl)

Proved	Light and Medium Oil (1)	$35,344	$17.10
	Natural Gas (2)	$176,667	$3.22
Total Proved plus Probable	Light and Medium Oil (1)	$39,016	$15.80
	Natural Gas (2)	$208,316	$3.02
Notes:

(1)	Including solution gas and other by-products.

(2)	Including by-products but excluding solution gas from oil wells.
Future Net Revenue
Forecast Prices and Costs
By Production Group
As of December 31, 2008

			Unit Value Before
		Future Net revenues	Income Tax
		before Income Taxes -	Discounted AT
		Discounted at	10%/year ($/Mcf)
Reserves Category	Production Group	10%/year	($/Bbl)

Proved	Light and Medium Oil (1)	$94,391	$41.92
	Natural Gas (2)	$395,449	$6.39
Total Proved plus Probable	Light and Medium Oil (1)	$107,785	$40.58
	Natural Gas (2)	$494,993	$6.29
Notes:

(1)	Including solution gas and other by-products.

(2)	Including by-products but excluding solution gas from oil wells.
Pricing Assumptions
The following tables detail the benchmark reference prices for the regions in which the Company operated as at December 31, 2008 reflected in the reserves data disclosed above. The pricing assumptions used in the reserves data were provided by McDaniel and Associates, who are independent qualified reserves evaluators.

December 31, 2008 Constant Product Price Schedule

Crude Oil Prices
West Texas Intermediate ($US/bbl)	$44.60

Natural Gas (@Field Gate $US/MMBtu)
Henry Hub	$5.71
Summary of Price Forecasts
December 31, 2008

		Edmonton Light
		Crude
	WTI Crude Oil(1)	Oil(2)		US/CAN Exchange Rate
Year	$ US/BBL	$CAN/BBL	Inflation	$US/$CAN

2009	60.00	69.60	2%	0.85
2010	71.40	83.00	2%	0.85
2011	83.20	91.40	2%	0.90
2012	90.20	93.90	2%	0.95
2013	97.40	96.30	2%	1.00
Thereafter	+2%	+2%
Notes:

(1)	West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur.

(2)	Edmonton Light Sweet 40 degrees API, 0.5% sulphur.
Summary of Natural Gas Price Forecasts
December 31, 2008

	U.S. Henry Hub Gas Price	Alberta AECO Spot Price
Year	$US/MMBtu	$CAN/Mcf

2009	7.25	7.40
2010	7.75	8.00
2011	8.60	8.45
2012	9.35	8.80
2013	10.10	9.05
Thereafter	+2%	+2%
The Company’s weighted average prices received in the year ended December 31, 2008 were $105.29/bbl for oil and $7.83/Mcf for natural gas.
Reconciliations of Changes in Reserves
The following table outlines the reconciliation of changes in the reserves estimates for the Company for the year December 31, 2007 to December 31, 2008 using forecast prices and costs.

Company Totals

	Reconciliation of Changes in Gross Oil & Gas Reserves
	Forecast Prices and Costs
	As at December 31, 2008
							Associated and
Company Totals	Light & Medium Oil(1)			Natural Gas Liquids			Non-Associated Gas
			Gross			Gross			Gross
			Proved			Proved			Proved
	Gross	Gross	plus	Gross	Gross	plus	Gross	Gross	plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)

December 31, 2007	2,498	657	3,155	5,199	2,293	7,495	12,654	2,827	15,481
Discoveries	451	8	302	3,823	430	4,250	1,821	1,513	3,313
Technical Revisions	(1)	2	(1)	(7)	1	(7)	(1,444)	(705)	(2,280)
Production	(159)	(159)	(159)	(1)	(1)	(1)	(134)	(134)	(134)

December 31, 2008	2,789	508	3,297	9,014	2,723	11,737	12,897	3,501	16,398

Canada

	Reconciliation of Changes in Gross Oil & Gas Reserves
	Forecast Prices and Costs
	As at December 31, 2008
							Associated and
Company Totals	Light & Medium Oil(1)			Natural Gas Liquids			Non-Associated Gas
			Gross			Gross			Gross
			Proved			Proved			Proved
	Gross	Gross	plus	Gross	Gross	plus	Gross	Gross	plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)

December 31, 2007	23	7	30	20	3	23	474	15	88
Discoveries	—	—	—	—	—	—	—	—	—
Technical Revisions	(1)	2	(1)	(7)	1	(7)	(26)	1	(26)
Production	(2)	(2)	(2)	(1)	(1)	(1)	(2)	(2)	(2)

December 31, 2008	20	7	27	12	3	15	46	14	60

United States

	Reconciliation of Changes in Gross Oil & Gas Reserves
	Forecast Prices and Costs
	As at December 31, 2008
							Associated and
Company Totals	Light & Medium Oil(1)			Natural Gas Liquids			Non-Associated Gas
			Gross			Gross			Gross
			Proved			Proved			Proved
	Gross	Gross	plus	Gross	Gross	plus	Gross	Gross	plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)

December 31, 2007	2,475	650	3,125	5,179	2,293	7,472	12,581	2,813	15,393
Discoveries	398	354	752	2,155	1,912	4,067	1,821	1,513	3,331
Technical Revisions	52	(346)	(451)	1,682	(1,482)	198	(1,287)	(707)	(2,254)
Production	(157)	(157)	(157)	—	—	—	(132)	(132)	(132)

December 31, 2008	2,768	501	3,269	9,014	2,723	11,725	12,851	3,487	16,338

Note:

(1)	Including by-products but excluding solution gas from oil wells.

Additional Information Relating to Reserves Data
Undeveloped Reserves
In general, once proved and/or probable undeveloped reserves are identified they are scheduled into Petroflow’s development plans. Normally, the Company plans to develop its proved and probable undeveloped reserves within three years. A number of factors that could result in delayed or cancelled development are as follows:
•	changing economic conditions (due to pricing, operating and capital expenditure fluctuations);

•	changing technical conditions (production anomalies (such as water breakthrough, accelerated depletion));

•	multi-zone developments (such as a prospective formation completion may be delayed until the initial completion is no longer economic);

•	a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and

•	surface access issues (landowners, weather conditions, regulatory approvals).
Significant Factors or Uncertainties
The Company does not anticipate any significant economic factors or significant uncertainties will affect any particular component of the reserves data. However, the reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond the Company’s control.
Future Development Costs
The following table sets forth by country development costs deducted in the estimation of the Company’s future net revenue attributable to the reserve categories noted below ($000s):

							Undiscounted Constant Prices &
	Undiscounted Forecast Prices & Costs						Costs

Year	Proved Reserves			Proved Plus Probable			Proved Reserves

	Total	US	Canada	Total	US	Canada	Total	US	Canada

2009	31,838	31,838	—	49,404	49,404	—	29,530	29,530	—
2010	41,364	41,364	—	45,562	45,562	—	31,330	31,330	—
2011	21,807	21,807	—	28,693	28,693	—	6,384	6,384	—
2012	4,617	4,617	—	13,772	13,772	—	—	—	—
2013	4,617	4,617	—	9,214	9,214	—	—	—	—
Thereafter	70	70	—	68	68	—	67	67	—

Total Undiscounted	104,313	104,313	—	146,713	104,262	—	67,311	67,311	—

Total Discounted at 10%	47,642	47,642	—	64,680	64,680	—	34,808	34,808	—

In the event future circumstances necessitate funding for future development costs, the Company anticipates that such funds will be derived from a combination of cash flow, debt, new equity financing, farm-outs or other similar arrangements.

Oil and Gas Properties
Oklahoma
The Company has an exclusive seven county Farmout Agreement in North Central Oklahoma with Enterra. The Company has working interests ranging from 10% to 60% in 64 producing gas and oil wells that currently produce approximately 21,269 mcfe per day gross. During 2008, the Company entered into an Extension Program to expand its base in Oklahoma outside of the seven counties included in the Enterra Farmout Agreements. As discussed under “General Development of the Business of the Company — Three Year History”, the Company announced on June 5, 2008 the initiation of its Extension Program in the Hunton Resource Play. Currently the Company holds 7,250 acres of undeveloped land in two new project areas with working interests varying from 65% to 95%. The Company holds or has access to 143,572 gross acres (73,136 net acres) of which 102,612 gross acres (50,847 net acres) are undeveloped.
Alberta
The Company has four properties in Alberta. The Company has working interests that range from 12 % to 85% in 18 wells that produce approximately boepd gross (40 boepd net to the Company). There are 9,280 gross acres (net 3,476) of land in this property, of which are 6,720 gross acres (1,734 net acres) are developed and 2,560 gross acres (1,742 net acres) are undeveloped. In 2008, capital expenditures were negligible. These wells remain prospective at this time.
San Juan Basin
The San Juan Basin property is located approximately 40 miles southeast of Farmington, New Mexico, and was acquired on August 25, 2005. The Company had a 50% non-operated working interest in 57 wells, which produced about 4,800 mcfpd natural gas gross (2,400 net). The Company held 13,329 gross acres (7,226 net acres), of which 3,569 gross acres (2,346 net acres) were undeveloped. The property was sold on May 22, 2008 for gross cash proceeds of US$29 million.
Permian Basin
The Permian Basin property is located throughout Texas. The Company has a 100% working interest in 14 producing oil wells which produce about 80 boepd. The Company holds 8,200 gross and net acres of which 5,000 is developed and 3,406 is undeveloped.
Producing and Non-Producing Wells
The following table summarizes the Company’s interests, as at December 31, 2008, in oil and gas wells:

Producing and Non-Producing Wells
As at December 31, 2008

	Oil wells		Natural Gas Wells		Total
	Gross	Net	Gross	Net	Gross	Net

Producing (1)
Oklahoma	2	1	65	34.5	67	35.5
Alberta	18	3.6	—	—	18	3.6
Texas	14	14	—	—	14	14

TOTAL PRODUCING	34	18.6	65	34.5	99	53.1

Non-producing (2)
Oklahoma	—	—	5	2.6	5	2.6
Alberta	—	—	—	—	—	—
Texas	5	5	—	—	5	5

TOTAL NON-PRODUCING	5	5	5	2.6	10	7.6

Notes:

(1)	Includes wells that are temporarily shut-in but which are capable of production.

(2)	Includes wells that are not capable of production but that are not yet abandoned.
Properties with No Attributed Reserves
The following table summarizes information with respect to the Company’s properties to which no reserves have been specifically attributed.
Land Holdings Without Attributed Reserves as at December 31, 2008

			Expiring in Year Ended December 31, 2008
	Unproved Properties (Acres)		(Acres)
	Gross	Net	Gross	Net

Canada	8,480	2,208	—	—
United States	17,889	11,339	—	—

TOTAL	26,369	13,547	—	—

There are no material work commitments on the above undeveloped land holdings with the exception of Oklahoma where the Company is obliged to drill 30 wells every 20 months commencing in January 2008 and thereafter to maintain its rights under the Farmout Agreement with Enterra.
Additional Information Concerning Abandonment and Reclamation Costs
The Company bases its estimates for the costs of abandonment and reclamation of surface leases, wells, facilities and pipelines on previous experience of management with similar well sites and facility locations. The industry’s historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements. As at December 31, 2008, the Company had 93 net wells for which it expects to incur abandonment and reclamation costs.

The following table sets forth abandonment costs deducted in the estimation of the Company’s future net revenue for proved reserves estimated using forecast prices and costs and undiscounted:
Abandonment Costs
(Proved Reserves Forecast Prices and
Costs, Undiscounted)

Year	($000)

2009	52
2010	244
2011	—
2012	—
Thereafter	2,700

Total Undiscounted	2,996

Total Discounted at 10%	1,476

Tax Horizon
The Company is not obligated to pay any significant income taxes for the financial year ended December 31, 2008 and based upon the Reserves Report and current tax deductions available, it is estimated that the Company will not be obligated to pay income taxes for the financial year ended December 31, 2009. It is the Company’s belief that no Canadian federal or provincial income tax nor U.S. federal or state income tax will be payable until 2010.
Costs Incurred
For the year ended December 31, 2008, the Company incurred the following costs on its properties:
Costs Incurred
Year Ended December 31, 2008

	Total	US	Canada

Exploration Costs	—	—	—
Property Acquisition Costs	(28,250)	(28,250)	—
Development Costs	84,090	84,090	—

	55,840	55,840	—

Exploration and Development Activities
The following tables set out the number of exploratory and development wells the Company completed in the year ended December 31, 2008:

	Exploratory Well				Development Wells
	Gross		Net		Gross		Net
	Canada	US	Canada	US	Canada	US	Canada	US

Oil	—	—	—	—	—	—	—	—
Gas	—	—	—	—	—	28	—	15
Service Wells	—	—	—	—	—	2	—	1
Dry Holes	—	—	—	—	—	2	—	1

TOTAL	—	—	—	—	—	32	—	17

The Company’s most important current and likely exploration and development activities are described under “Statement of Reserves Data and Other Oil and Gas Information — Oil and Gas Properties”.

Production History
The following tables set forth the Company’s share of average daily production volumes, royalties, production costs and the resulting netbacks for the periods indicated as at December 31, 2008:
Average Daily Production(1)
Year Ended December 31, 2008

	Quarter Ended
		31-Dec-08			30-Sep-08			30-Jun-08			31-Mar-08
	Total	US	Canada	Total	US	Canada	Total	US	Canada	Total	US	Canada

Oil (bopd)	494	489	5	510	502	8	409	404	5	328	319	9
Gas and NGL(Mcfpd)	16,240	15,926	313	13,374	13,159	216	12,099	11,929	170	10,984	10,737	246
Boepd	3,201	3,144	43	2,739	2,695	44	2,426	2,393	33	2,159	2,109	51

Note:

(1)	Before deduction of royalties.
Production and Netback History
Year Ended December 31, 2008

	Quarter Ended
		31-Dec-08			30-Sep-08			30-Jun-08			31-Mar-08
	Total	US	Canada	Total	US	Canada	Total	US	Canada	Total	US	Canada

Production Volumes:
Oil (bbls)	45,453	45,029	424	46,878	46,158	721	37,247	36,818	429	29,883	29,025	858
Gas (Mcf)	1,492,939	1,465,233	27,706	1,229,374	1,210,598	18,776	1,099,791	1,085,541	14,250	998,416	977,092	21,324
NGL (Mcf)	1,123	—	1,123	1,062	—	1,062	1,242	—	1,242	1,104	—	1,104
BOE	294,463	289,235	5,229	251,951	247,924	4,027	220,752	217,742	3,011	196,470	191,874	4,596
Average Price Received:
Oil (bbls)	$82.25	$82.76	$92.58	$118.14	$117.75	$142.99	$124.47	$127.03	$79.90	$92.25	$92.61	$80.07
Gas and NGL (Mcf)	$8.69	$6.88	$6.03	$9.00	$13.55	$5.66	$9.77	$9.63	$14.92	$7.47	$7.47	$7.46
BOE	$41.67	$41.69	$40.73	$65.96	$66.16	$53.48	$69.73	$69.47	$88.14	$52.02	$52.04	$51.34
Royalties ($/boe)	$9.41	$9.28	$18.56	$13.93	$13.96	$11.44	$14.90	$14.91	$14.03	$11.49	$11.47	$12.30
Operating Expenses ($/boe)	$9.45	$9.28	$18.56	$13.92	$13.96	$11.44	$11.73	411.41	$34.98	$8.69	$8.51	$16.19

Netbacks ($/boe)	$22.92	$30.49	$11.94	$38.11	$25.55	$30.61	$43.10	$61.82	$39.13	$31.84	$31.36	$22.85

Definitions, Notes and Other Cautionary Statements
In the above Statement of Reserves Data and Other Oil and Gas Disclosure, unless otherwise indicated, the following definitions and other notes are applicable:
1.	“Gross” means:
(a)	in relation to the Company’s interest in production and reserves, its “gross reserves”, which are the Company’s interest (operating and non-operating) share before deduction of royalties and without including any royalty interests of the Company;

(b)	in relation to wells, the total number of wells in which the Company has an interest; and

(c)	in relation to properties, the total area of properties in which the Company has an interest.
2.	“Net” means:
(a)	in relation to the Company’s interest in production or reserves, its “net reserves”, which are the Company’s interest (operating and non-operating) share after deduction of royalty obligations, plus the Company’s royalty interests in production of reserves;

(b)	in relation to wells, the number of wells obtained by aggregating the Company’s working interest in each of its gross wells; and

(c)	in relation to the Company’s interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company.
3.	Definitions used for reserve categories are as follows:

“Reserves” are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:
•	analysis of drilling, geological, geophysical and reserves data;

•	the use of established technology; and

•	specified economic conditions, which are generally accepted as being reasonable.
Reserves are classified according to the degree of certainty associated with the estimates.
(a)	Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)	Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Development and Production Status
Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:
(c)	Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.
(i)	Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)	Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.
(d)	Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.
In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.
Levels of Certainty for Reported Reserves
The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:
•	Proved Reserves — At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

•	Probable Reserves — At least a 50 percent probability that the quantities recovered will equal or exceed the estimated proved plus probable reserves.
4.	Forecast prices and costs

Future prices and costs that are:
(a)	generally acceptable as being a reasonable outlook of the future; and

(b)	if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).
5.	Constant prices and costs

Prices and costs used in an estimate that are:
(a)	the Company’s prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b)	if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Company is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).
For the purposes of paragraph (a), the Company’s prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.
6.	Future income tax expense

Future income tax expenses are estimated:
(a)	making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between oil and gas activities and other business activities;

(b)	without deducting estimated future costs (for example, Crown royalties) that are not deductible in computing taxable income;

(c)	taking into account estimated tax credits and allowances (for example, royalty tax credits); and

(d)	applying to the future pre-tax net cash flows relating to the Company’s oil and gas activities the appropriate year-end statutory rates, taking into account future tax rates already legislated.
7.	“Development well” means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

8.	“Development costs” means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from the reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:
(a)	gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines to the extent necessary in developing the reserves;

(b)	drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)	acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d)	provide improved recovery systems.
9.	“Exploration well” means a well that is not a development well, a service well or a stratigraphic test well.

10.	“Exploration costs” means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:
(a)	costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)	costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c)	dry hole contributions and bottom hole contributions;

(d)	costs of drilling and equipping exploratory wells; and

(e)	costs of drilling exploratory type stratigraphic test wells.
11.	The following abbreviations are used:

bbl	barrel
bbl/d	barrels per day
bopd	barrels of oil per day
Btu	British thermal unit
Mbbl	thousands of barrels
Mcf	thousand cubic feet
Mcfpd	thousand cubic feet per day
MMcf	million cubic feet
MMcfpd	million cubic feet per day
12.	Numbers may not add due to rounding.

13.	The estimates of future net revenue presented do not represent fair market value.

14.	Disclosure provided in respect of BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

15.	Estimated future abandonment and reclamation costs related to a property have been taken into account by Haas in determining reserves that should be attributable to a property and in determining the aggregate future net revenue there from, there was deducted the reasonable estimated future well abandonment costs.

16.	Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

17.	The extended character of all factual data supplied to Haas was accepted by Haas as represented. No field inspection was conducted.
DESCRIPTION OF CAPITAL STRUCTURE
The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As at the date of this AIF, 29,528,994 Common Shares are issued and outstanding.
The Common Shares are entitled to receive dividends and to receive distribution of any remaining property and assets of the Company upon the Company’s liquidation, dissolution or winding—up. The holders of Common Shares are entitled to receive notice of and to attend and to vote at all meetings with each Common Share being entitled to one vote.
The Preferred Shares are issuable in series with such rights, privileges, restrictions and conditions attached to each series as the board of directors of the Company, prior to the issuance thereof, will determine. Each series of Preferred Shares will rank on parity with each other series in the class. Each series of Preferred Shares rank in priority to all other shares of the Company in respect of the payment of dividends and, upon a winding-up or liquidation, to receive such assets and property of the Company as are distributable to the holders of the Preferred Shares.
DIVIDENDS
The Company has not declared or paid any dividends on the Common Shares since its incorporation. Any decision to pay dividends on the Common Shares in the future will be made by the board of directors on the basis of the Company’s earnings, financial requirements and other conditions existing at such future time.
MARKET FOR SECURITIES
Trading Price and Volume
Until January 20, 2009 the Common Shares were listed on the TSX-V under the trading symbol “PEF”. The following table sets forth the reported high and low sale prices (which are not necessarily the closing prices) and the trading volumes for the Common Shares during 2008 for the periods indicated, as reported by the TSX-V:

	Price Range ($)
Period	High	Low	Trading Volume
January	2.30	1.70	8,400
February	2.20	1.70	31,530
March	2.16	1.55	97,940

	Price Range ($)
Period	High	Low	Trading Volume
April	4.05	1.85	1,314,440
May	7.00	3.95	656,980
June	9.55	6.48	646,980
July	8.74	4.85	311,360
August	6.00	5.35	67,950
September	5.60	4.06	115,300
October	5.15	4.20	92,110
November	4.50	3.10	38,000
December	3.45	1.88	131,550
Since January 20, 2009, the Common Shares have been listed and posted for trading on the TSX, also under the trading symbol “PEF”.
DIRECTORS AND OFFICERS
The Company has a board of directors consisting of six individuals. The directors are elected in accordance with a vote of shareholders taken at the annual meeting of shareholders. The name, municipality of residence and principal occupation for the five prior years and the positions and offices held by each director and executive officer of the Company are set out below. Each director is elected or appointed to serve until the next annual meeting of shareholders or until a successor is elected or appointed.

Name and Municipality
of Residence	Position Held	Principal Occupation for Past Five Years	Director Since

Richard W. Clark(1) (2)(3) Calgary, Alberta	Chairman and Director	Partner with Gowling Lafleur Henderson LLP	March 22, 2006

Joseph Blandford(2)(3) Houston, Texas	Vice Chairman and Director	Founder and Chief Executive Officer of Atlantia Corporation, a service company to the oil and gas industry, from 1979 to December 2003. Presently Chairman of the Engineering Foundation Advisory Board at the University of Texas.	July 22, 2005

John Melton(1) Folsom, Louisiana	President, Chief Executive Officer and Director	President and Chief Executive Officer of Petroflow since July 2005. Founder and Chief Executive Officer of TDC Energy Corporation from 1986 to 2000 and Chairman until April 2005.	July 22, 2005

Donald J. Rowden(2)(3) Bend, Oregon	Director	Chief Executive Officer of MacSema, Inc. since 1994.	December 10, 2003

Richard N. Azar II(1)(3) San Antonio, Texas	Director	President and owner of Brittany Energy, LLC and Patrón Energy, LLC, independent oil and gas exploration and production companies. Partner with Sezar Energy LP from October 2002 to July 2006. President of San Antonio Gas & Oil Inc. from December 1988 to March 2006. Prior to March 2006, President and Shareholder of Altex Resources, Inc. Previously Director of Petroflow from June 2006 to September 2006.	December 10, 2007

Name and Municipality
of Residence	Position Held	Principal Occupation for Past Five Years	Director Since

David Elgie (1) (2) Calgary, Alberta	Director	President of Stoker Resources Ltd. Prior thereto, President and Chief Executive Officer of Cordero Energy Inc. from April 2005 to September 2008. Prior thereto, Executive Vice President and Chief Operating Officer of Resolute Energy Inc. from August 2003 to April 2005. Prior thereto, Vice-President of Engineering and Chief Operating Officer of Southward Energy Ltd.	October 1, 2008

Duncan Moodie Calgary, Alberta	Chief Financial Officer	President of Macon and President of Framfield Oil & Gas Ltd. from October, 2004 until June, 2006. Prior thereto, sole owner of public accounting practice since 1987. Director of Petroflow from November 2004 to June 2008.	N/A

Sanford Andrew Casper, Wyoming	Executive Vice President, Chief Operating Officer	Operations Manager of Baker Energy, a division of Michael Baker Corporation, from October 2003 to April 2005. Manager of Business Development for Critique Inc. (a natural resources consulting company) from January 1999 to September 2003.	N/A

Kevin Davis Littleton, Colorado	Senior Vice President, Corporate Development	Manager, Business Development, Pioneer Natural Resources, USA, Inc, from September 2003 to January 2006, director of Mergers and Acquisitions with Evergreen Resources, Inc. from November 2002 to September 2003, founder and operator of KDD Oil & Gas, LLC from February 2002 to November 2002,Vice President, Business Development with TDC Energy LLC from February 1998 to February 2002.	N/A

Louis G. Schott New Orleans, Louisiana	In-house Counsel & Assistant Corporate Secretary	TDC Energy LLC, from May 1996 to June 2005, Senior Vice President & General Counsel (managed or performed all land and legal functions; also Corporate Secretary and a Director). Secretary of Petroflow’s wholly owned subsidiary, North American Petroleum Corporation USA; also acting as Land Manager.	N/A

Sally Fletchinger New Orleans, Louisiana	Corporate Controller	Controller of TDC Energy Corporation, from August 1992 to June 2005. Prior to that, ten years experience in public accounting.	N/A
Notes:
(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Reserves Committee
As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly 5,943,775 Common Shares, representing in the aggregate approximately 20.13% of the issued and outstanding Common Shares.
Cease Trade Orders
For the purposes hereof, “order” means (a) a cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

To the knowledge of management of the Company, no director or executive officer as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that:
(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than as follows:
1.	The trading in shares of Caribou Resources Corp. was the subject of a cease trade order in the provinces of Alberta, British Columbia and Saskatchewan for failure to file and mail to the shareholders required financial statements. The financial statements were subsequently filed and mailed to the shareholders and the cease trade orders were lifted. During the periods of the cease trade orders, Mr. Donald Rowden was a director.

2.	On April 12, 2002 Caribou Resources Corp. was involuntarily delisted by the TSX-V for failure to meet minimum listing requirements. At the time, Mr. Donald Rowden was a director.

3.	Trading in the shares of Shaker Resources Inc., formerly Oyama Industries Ltd., was suspended by the Alberta Stock Exchange from November 27, 1997 to January 15, 2002 for failure to complete a major transaction within 18 months. A major transaction was completed in June, 2002. Mr. Rowden was a director at the time and remained a director until September 30, 2004. Mr. Richard Clark was President and a director at the time.
Bankruptcies
To the knowledge of management of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control thereof,
(a)	is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(b)	has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder, other than as follows:
1.	On January 30, 2007, Caribou Resources Corp., formerly Rimron Resources Inc., formerly Niaski Environmental Services Inc., received protection under the Companies’ Creditors Arrangement Act (CCAA) from the Alberta Court of Queens’ Bench. The Court approved the

CCAA Plan on July 31, 2007. Mr. Donald Rowden was a director during this period and remained a director until July 30, 2007.

2.	On March 20, 2000 Caribou Resources Corp. made a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada) which was approved by the creditors on April 13, 2000. The trustee was discharged in May, 2001. At the time Mr. Rowden was a director.

3.	Mr. John Melton was a director of TDC Energy LLC which filed for Chapter 11 Reorganization in August 2002 with the U.S. Bankruptcy Court, Eastern District of Louisiana, U.S.A. The plan was approved and discharged in May 2003 and all obligations were fully discharged by April 22, 2005. Mr. Melton resigned as a director effective April 12, 2005.
Penalties or Sanctions
To the knowledge of management of the Company, no director or executive officer or shareholder holding a sufficient number of Common Shares to affect materially the control of the Company, has been subject to:
(a)	any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision, other than as follows:
1.	On February 12, 2009, Mr. Keith Conrad, an insider of the Company, entered into a Settlement Agreement and Undertaking with the Alberta Securities Commission, pursuant to which he admitted purchasing shares of an unrelated public company with knowledge of a material fact about that company that had not been generally disclosed while in a special relationship with that company. Although Mr. Conrad had an honest but mistaken belief that the material fact had been disclosed, he admitted that he had failed to exercise reasonable care that such was the case. Mr. Conrad agreed to pay a settlement amount and costs totalling $47,000 and to cease trading or purchasing securities for a period of one year except through a registrant that has been provided with a copy of the settlement agreement.
Conflicts of Interest
There are potential conflicts of interest to which the directors and officers of the Company or its subsidiaries will be subject to in connection with the operations of the Company or its subsidiaries. In particular, certain of the directors and officers of the Company or its subsidiaries are or may become involved in managerial or director positions with other companies whose operations may, from time to time, be in direct competition with those of the Company or its subsidiaries, or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Company or its subsidiaries.
In accordance with the CBCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with a corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the corporation. Certain of the directors of the Company or its subsidiaries have either other employment or other business or time restrictions placed on them and accordingly, these directors of the

Company or its subsidiaries will only be able to devote part of their time to the affairs of the Company or its subsidiaries, as applicable.
AUDIT COMMITTEE
The purpose of the Company’s Audit Committee is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Company and its subsidiaries. It is the objective of the Audit Committee to maintain a free and open means of communications among the Board, the independent auditors and the senior management of the Company.
Audit Committee Charter
The full text of the audit committee’s charter is attached as Appendix “A” to this AIF.
Composition of the Audit Committee
The Company’s audit committee of the board of directors currently consists of Mr. Richard Clark, Mr. Donald Rowden and Mr. David Elgie. Joseph Blandford was also a member of the audit committee in 2008, but resigned as of December 8, 2008. Mr. Rowden and Mr. Elgie are independent within the meaning of Section 1.4 of National Instrument 52-110 Audit Committees (“NI 52-110”), and all members are financially literate within the meaning of Section 1.6 of NI-110. Since Petroflow was a “venture issuer” as defined in NI 52-110 as at December 31, 2008, it is relying on the exemption in Part 6 (Venture Issuers) from the requirement in Part 3 (Composition of the Audit Committee) that every audit committee member must be independent and financially literate.
Relevant Education and Expertise
Richard Clark, LLB, has been a corporate securities lawyer since 1991. He also has a Bachelor’s degree in Economics. He has been a director or executive officer of over 10 public oil and gas companies as well as public companies that are not in the oil and gas industry. From time to time, Mr. Clark has served on the audit committee of these other boards. To remain current with recent developments pertaining to internal controls of financial reporting, governance and other securities law matters, Mr. Clark attends or instructs at seminars and conferences on these topics. Mr. Clark sits on the Securities Advisory Committee of the Alberta Securities Commission and the local advisory committee of the TSX-V.
Donald Rowden, C.A. is President and Chief Executive Officer of MacSema, Inc., a private electronics manufacturing company. Prior thereto, Mr. Rowden was employed with Farm Business Consultants Inc., a corporation providing tax consulting services to agricultural enterprises, from January 1990 to November 1994. Mr. Rowden obtained public accounting experience while employed by Prevett Rowden Chartered Accountants from August 1983 to January 1990. Mr. Rowden is also a director of a number of private and public companies. Mr. Rowden is a Chartered Accountant and holds a Bachelor of Arts degree from the University of Western Ontario.
David Elgie, is President of Stoker Resources Ltd., a private oil and gas exploration and acquisition firm. Prior thereto, Mr. Elgie was President and Chief Executive Officer of Cordero Energy Inc. from May 2005 to September 2008. Prior thereto, he was Executive Vice President and Chief Operating Officer of Resolute Energy Inc. from August 2003 to April 2005, and prior thereto, Vice-President of Engineering and Chief Operating Officer of Southward Energy Ltd. Mr. Elgie received a Bachelor of Applied Science degree in Chemical Engineering in 1981 and is a Professional Engineer. Mr. Elgie has over 19 years of experience in the oil and gas industry.

Audit Committee Oversight
All recommendations of the Audit Committee in respect of the nomination and compensation of external auditors have been adopted by the Board.
Pre-Approval Policies and Procedures
The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, and deals with such matters on an ad hoc basis.
External Auditor Service Fees
The following table sets forth the fees paid by the Company to PricewaterhouseCoopers LLP(1), Chartered Accountants, for services rendered in the last two fiscal years:

	2008	2007
Audit Fees(1)	$205,426	$95,000
Audit-Related Fees(2)	$234,245	$56,500
Tax Fees(3)	$49,835	$27,416
All Other Fees	—	—
Total	$489,506	$178,916
Note:
(1)	Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including the restatement of the 2007 and 2006 audited financial statements.

(2)	Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. During fiscal 2008, the services provided in this category included audit of the US GAAP reconciliation in connection with the Form 40-F and Form S-8.

(3)	Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2008 and 2007, the services provided in this category include assistance and advice in relation to the preparation of corporate income tax returns.
RISK FACTORS
The holding of Common Shares should be considered highly speculative due to the nature of the Company’s business, its limited production and present stage of development. In addition the following risk factors should be taken into consideration.
Development of Additional Reserves
The Company’s future success is dependent upon its ability to develop or acquire additional oil and natural gas reserves that are economically recoverable at attractive acquisition prices. Except to the extent that the Company conducts successful activities or acquires properties containing proved reserves, or both, the proved reserves and production will generally decline as reserves are produced. If prevailing oil and natural gas prices were to increase significantly, the Company’s costs to add reserves could be expected to increase. The drilling of oil and natural gas wells involves a high degree of risk, especially the risk of a dry hole or of a well that is not sufficiently productive to provide an economic return on the capital expended to drill the well.
Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focussing exploitation efforts in areas in which the Company has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three dimensional seismography, reservoir simulation studies and horizontal drilling may, where appropriate, be used by the Company to improve its ability to find, develop and produce oil and natural gas.

Oil and Natural Gas Prices
The Company’s revenues are dependent upon prevailing prices for oil and natural gas. Oil and natural gas prices can be extremely volatile and are affected by the actions of foreign as well as domestic governments and international cartels. In addition, the marketability of the production depends upon the availability and capacity of gathering systems and pipelines, the effect of federal and provincial regulation on such production and general economic conditions. All of these factors are beyond the control of the Company.
The Company operates in a competitive environment, wherein the commodity price is and could be affected by a number of factors beyond the control of the Company. The Company’s results of operations and financial position are dependent on the prices received for its oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Company. Any decline in oil or natural gas prices could have a material adverse effect on the Company’s operations, financial condition, proved reserves and the level of expenditures for the development of its oil and natural gas reserves.
The Company may manage the risk associated with changes in commodity prices and foreign exchange rates by, from time to time, entering into crude oil or natural gas price hedges and forward foreign exchange contracts. To the extent that the Company engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counter parties with which it contracts.
Substantial Capital Requirements
The Company anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Company’s revenues or reserves decline, the Company may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Moreover, future activities may require the Company to alter its capitalization significantly. Transactions involving the issuance of securities may be dilutive. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company’s financial condition, results of operations or prospects.
Additional Funding Requirements
The Company’s cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Company may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Company’s revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Company’s ability to expend the necessary capital to replace its reserves or to maintain its production. If the Company’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Company.

Reliance on Operators
To the extent the Company is not the operator of its oil and gas properties, the Company will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators.
Continuing production from the Company’s properties, and to some extent the marketing of production, are dependent upon the ability of the operator of the properties. To the extent that the operator of a property fails to perform these functions properly, revenue may be reduced. Payments from production sometimes flow through the operator and there is a risk of delay and additional expense in receiving the revenues if the operator becomes insolvent or experiences cash flow problems.
Enforcement of Operating Agreements
Operations of the wells located on properties not operated by the Company are generally governed by operating agreements that typically require the operator to conduct operations in a good and workmanlike manner. Operating agreements generally provide, however, that the operator will have no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except such as may result from gross negligence or wilful misconduct. In addition, third-party operators are generally not fiduciaries with respect to the Company. The Company, as owner of working interests in properties not operated by it, will generally have a cause of action for damages arising from a breach of such duty.
Reliance on Key Employees
In addition, the success of the Company will be largely dependent upon the performance of its management and key employees. The Company does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on the Company.
Operating Risks
The oil and natural gas business involves a variety of operating risks, including the risk of fire, explosions, blowouts and encountering formations with abnormal pressure and oil spills, the occurrence of any of which could result in substantial losses to the Company. The Company will maintain insurance against some, but not all, of these risks, in amounts which meet or exceed standard industry practice. There can be no assurance that any insurance will continue to be available at premium levels that justify its purchase or whether insurance will be available at all.
Reserves
Although Haas and the Company have carefully prepared the reserve information included in the Reserves Report from which the disclosure respecting the Company’s reserves is derived and included in this AIF, and believe that the methods of estimating reserves have been verified by judgment and operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable and possible reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of the Company that are not offset by the acquisition or development of additional reserves may reduce the underlying value of the Common Shares. Common Shares will have little or no value once all of the oil and natural gas reserves of the Company have been produced.
Depletion of Reserves
The Company’s future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on the Company’s success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Company’s reserves and production will decline over time as reserves are exploited, and from time to time production declines can be severe under certain conditions.
To the extent that external sources of capital, including the issuance of additional Common Shares, become limited or unavailable, the Company’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired.
There can be no assurance that the Company will be successful in developing or acquiring additional reserves on terms that meet the Company’s investment objectives.
Competition
The oil and natural gas industry is intensely competitive and the Company will compete for joint venture partners, capital, reserve acquisitions and skilled industry personnel with a substantial number of other companies which have greater resources. Many such companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a worldwide basis and as such have greater and more diverse resources upon which to draw. There is also competition between the oil industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.
Delays in Business Operations
In addition to the usual delays in payments by purchasers of oil and natural gas to the Company or to the operators, and the delays by operators in remitting payment to the Company, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of the Company in a given period and expose the Company to additional third party credit risks.
Income Taxes
The Company will file all required income tax returns in Canada and the United States and believes that it is in full compliance with the provisions of the relevant income tax legislation in Canada and the United States. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of the Company, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.
Purchase of Reserves
Acquisitions of resource issuers and resource assets by the Company will be based on engineering and economic assessments made by management and reviewed by independent engineers. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and natural gas, future prices of oil and natural gas and operating costs, future capital expenditures and royalties and other governmental levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the Company. In addition, all such assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than anticipated.
Issuance of Debt
From time to time the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the

Company’s debt levels above industry standards. Neither the Company’s articles nor its by-laws limit the amount of indebtedness that the Company may incur. The level of the Company’s indebtedness from time to time could impair the Company’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.
Borrowing
The Company’s lenders will be provided with security over substantially all of the assets of the Company. If the Company becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose on or sell the Company’s properties. The proceeds of any such sale would be applied to satisfy amounts owed to the Company’s lenders and other creditors and only the remainder, if any, would be available to the Company.
Environmental Concerns
The operation of oil and natural gas wells involves a number of natural hazards which may result in blowouts, environmental damage or other unexpected or dangerous conditions resulting in liability to the Company and possibly liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean-up orders. The Company will make reasonable provision for well abandonment where appropriate; however there can be no assurance that such provision will be sufficient to satisfy all such obligations. No sinking fund or reserve will be established for the purpose of site reclamation or abandonment costs.
Title
Although satisfactory title reviews of its properties are conducted in accordance with industry standards, those title reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Company to a property.
Potential Conflicts of Interest
Some of the directors of the Company are also directors of other oil and natural gas companies, which may from time to time be in competition with the Company for working interest partners, property acquisitions, or other limited resources. Where required by law, appropriate disclosure of such conflicts will be made by the applicable directors. In particular, the Company follows the provisions of the Canada Business Corporations Act.
Permits and Licenses
The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development on its properties.
Climate Change Regulation
Canada is a signatory to the United Nations Framework Convention on Climate Change. Canada has ratified the Kyoto Protocol established thereunder. Annex B parties to the Kyoto Protocol, which includes Canada, are required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”. The Company’s exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Company to future legislation that will regulate emissions of greenhouse gases. The Government of Canada has put forward further details for climate change regulations in its March 10, 2008 action plan to reduce greenhouse gases and air pollutants called “Turning the Corner”. The proposed regulatory framework for reducing greenhouse gas emissions from industrial activities, including oil and gas exploration and production, may require the reduction of emissions from the Company’s operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of the Company.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings
To the knowledge of management of the Company, there are no legal proceedings to which the Company or its subsidiaries is a party or of which their property is the subject, nor are any such proceedings known to be contemplated.
Regulatory Actions
To the knowledge of management of the Company, no penalties or sanctions have been imposed by a court relating to securities legislation or by a securities regulatory body or by any other court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision, nor have any settlement agreements been entered into by the Company or its subsidiaries with a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
There were no material interests, direct or indirect, of directors or executive officers of the Company, any shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons in any transactions within the three most recently completed financial years of the Company or during the current financial year which has materially affected, or would reasonably be expected to materially affect, the Company or the Subsidiary other than as follows:
1.	As discussed above in “General Development of the Business of the Company,” on November 24, 2008 the Company announced that it had executed a formal JVA with Patrón, a privately held Texas limited liability company, to mutually develop the Hunton Resource Play and other formations in Oklahoma. Mr. Richard Azar, a director of Petroflow, owns 20% of Patrón. Mr. Azar abstained from voting in relation to the Board’s approval of the JVA. The transaction was a related party transaction under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The transaction was exempt from the formal valuation and minority shareholder requirements of MI 61-101 as neither the fair market value of the assets nor the consideration paid exceeded 25% of the Company’s market capitalization. Mr. Azar is a resident of San Antonio, Texas.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Common Shares is Valiant Trust Company, at its offices in Calgary, Alberta.

MATERIAL CONTRACTS
The Company nor its subsidiaries have entered into any contracts which are currently operative and which are material to holders of the Common Shares, other than as set out elsewhere in this AIF or as below:
1.	Amended and Restated Credit Agreement dated effective March 29, 2007 in favour of Guaranty Bank, and other banks that are party to the Credit Agreement dated March 29, 2007 between Guaranty Bank and those banks and NAPCUS.

2.	Farmout Agreement dated as of March 1, 2006 between Enterra Acquisitions Corp. and NAPCUS. See “General Development of the Business of the Company — History”.

3.	Drilling Agreement dated April 4, 2007, effective June 2007, between Goober Drilling Company and NAPCUS.
INTERESTS OF EXPERTS
Reserve estimates detailed herein are derived from reserve reports prepared by Haas. As at the date hereof, the directors, officers and associates of Haas, as a group, do not beneficially own, directly or indirectly, any securities or other property of the Company or its associates or affiliates.
PricewaterhouseCoopers LLP has prepared the auditor’s report on the consolidated financial statements of the Company for the year ended December 31, 2008. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.
ADDITIONAL INFORMATION
Additional information relating to the Company may be found on SEDAR at www.sedar.com.
Additional information, including remuneration and indebtedness of directors and officers of the Company, the principal holders of Common Shares and the securities authorized for issuance under equity compensation plans, will be contained in the Company’s Information Circular relating to its Annual General and Special Meeting of Shareholders to be held on June 2, 2009.
Additional financial information is provided in the annual audited financial statements of the Company for the fiscal year ended December 31, 2008, and the Management’s Discussion and Analysis pertaining thereto.

APPENDIX A
AUDIT COMMITTEE CHARTER
(Adopted by the Board of Directors of Petroflow Energy Ltd. effective April 17, 2007)
PURPOSE
The overall purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Petroflow Energy Ltd. (the “Corporation”) is to carry out the functions associated with an audit committee of an issuer of the size and nature of the Corporation. The purpose of the Committee is to ensure that the Corporation’s management has designed and implemented an effective system to compile, review and report on the integrity of the consolidated financial statements of the Corporation. As part of this mandate, the Committee shall take all necessary steps so as to ensure compliance by the Corporation with all laws and regulatory policies, rules, regulations and instruments pertaining to audit and financial reporting that are applicable to the Corporation from time to time (the “Applicable Laws”).
COMPOSITION, PROCEDURES AND ORGANIZATION
1.	The Committee shall consist of not less than three members of the Board of Directors of the Corporation (the “Board”), each of whom:
(a)	must meet any independence tests; and

(b)	must satisfy any financial literacy or other competency standards;
as set out under Applicable Laws, except as may be allowed under any applicable exemptions provided for under Applicable Laws or any exemption orders obtained from applicable regulatory authorities.

2.	The Board, at its first meeting following the annual meeting of shareholders of the Corporation, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.	Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair (the “Chairman”) from amongst their number.

4.	The Corporate Secretary or Associate Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

5.	The quorum for meetings shall be a majority of the members of the Committee (except where the Committee has four members, in which case a quorum shall be two members), present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

6.	The Committee shall have access to such officers and employees of the Corporation and of the other consolidated subsidiaries of the Corporation, and to the Corporation’s external auditors and to such information respecting the Corporation, as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities.

7.	Meetings of the Committee shall be conducted as follows:
(a)	the Committee shall meet at least four times annually at such times and at such locations as may be requested by the Chairman. The Corporation’s external auditors or any member of the Committee may request a meeting of the Committee;

(b)	the Corporation’s external auditors shall receive notice of and have the right to attend all meetings of the Committee;

(c)	the Committee shall hold an in camera session at such times as determined necessary or appropriate by the Committee;

(d)	the Committee shall hold an in camera session with the external auditors at least once a year prior to recommending to the Board the approval of the annual audited financial statements of the Corporation and at such other times as determined necessary or appropriate by the Committee; and

(e)	the Chief Executive Officer and the Chief Financial Officer of the Corporation shall be invited to attend all meetings of the Committee (and the Committee has the authority to require their attendance), except in camera sessions of the members of the Committee. Other management representatives of the Corporation shall be invited to attend as necessary.
REPORTING
8.	The Committee shall provide the Board with a summary of all meetings and of its recommendations, together with a copy of the minutes of such meeting for insertion into the minute book of the Corporation. Where minutes have not yet been published, the Chairman shall provide the Board with verbal reports as requested.

9.	All information reviewed and discussed by the Committee at any meeting shall be retained and made available for examination by the Board upon request to the Chairman.

10.	The external auditors of the Corporation shall have a direct line of communication to the Committee through the Chairman. The Corporation shall require the external auditors of the Corporation to report directly to the Committee.
DUTIES AND RESPONSIBILITIES
11.	The overall duties and responsibilities of the Committee shall include:
(a)	assisting the Board in the discharge of its responsibilities relating to the Corporation’s accounting principles, reporting practices and internal controls, approving the Corporation’s interim financial statements, MD&A and related earnings news release and recommending to the Board the approval of the Corporation’s annual financial statements, MD&A and related earnings news release;

(b)	establishing and maintaining a direct line of communication with the Corporation’s external auditors and assessing their performance;

(c)	ensuring that management of the Corporation has designed, implemented and is maintaining an effective system of internal controls for the Corporation, in accordance with Applicable Laws;

(d)	reporting regularly to the Board on the fulfilment of the duties and responsibilities of the Committee;

(e)	ensuring that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assessing the adequacy of those procedures;

(f)	reviewing the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

(g)	reviewing any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation.
12.	The duties and responsibilities of the Committee as they relate to the external auditors shall include:
(a)	recommending to the Board a firm of external auditors to be engaged by the Corporation;

(b)	reviewing the scope and timing of the audit and other related services rendered or to be rendered by the external auditors and recommending to the Board the approval of the fee for all audit services;

(c)	overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditors’ report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management of the Corporation and the external auditors regarding financial reporting;

(d)	reviewing the audit plan of the external auditors prior to the commencement of the audit;

(e)	reviewing with the external auditors, upon completion of their audit:
(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Corporation’s financial and auditing personnel;

(iv)	co-operation received from the Corporation’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Corporation; and

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems;
(f)	pre-approving all non-audit services (and the fee for such services) to be provided by the external auditors in accordance with Applicable Laws; and

(g)	periodically reviewing the Corporation’s financial and auditing procedures and the extent to which recommendations made by the external auditors have been implemented.
13.	The Committee is also charged with the responsibility to:
(a)	review the Corporation’s annual financial statements and MD&A and related earnings news release and recommend the approval thereof to the Board;

(b)	review and approve the Corporation’s interim financial statements and MD&A and related earnings news release;

(c)	review and approve the financial sections of other public reports of the Corporation requiring approval by the Board before such documents are publicly disclosed, other than prospectuses and business acquisition reports which will be reviewed and approved by the Board;

(d)	review regulatory filings and decisions as they relate to the Corporation’s consolidated financial statements;

(e)	review the minutes of any audit committee meeting of any subsidiary entity of the Corporation;

(f)	review with management, the external auditors and, if necessary, legal counsel any litigation, claim or other contingency, including tax assessments, that could have a material affect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(g)	review the insurance programs of the Corporation and its subsidiary entities at least annually;

(h)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters;

(i)	establish procedures for the confidential, anonymous submission by employees of the Corporation or any other subsidiary entity of the Corporation of concerns regarding questionable accounting or auditing matters;

(j)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation; and

(k)	review and reassess the adequacy of these Terms of Reference at least annually and recommend to the Board changes which the Committee may deem appropriate.
14.	The Committee may do such other things within the scope of its responsibilities as it may, in its discretion, deem appropriate.

15.	The Committee has the authority:
(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(b)	to set and pay the compensation for any advisors employed by the Committee.

APPENDIX B
FORM 51-101F2
REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR
To the Board of Directors of Petroflow Energy Ltd. (the “Company”):
1.	We have evaluated the Company’s reserves data as at December 31, 2008. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2008, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2008 and identifies the respective portions thereof that we have evaluated and reported on to the Company’s Board of Directors:

Appraisal of
Certain Oil and
	Gas Reserves	Location of
	Owned by	Reserves
Independent	Petroflow	(Country or
Qualified	Preparation Date	Foreign
Reserves	of Evaluation	Geographic	Net Present Value of Future Net Revenue
Evaluator	Report	Area)	(before income taxes, 10% discount rate)
			Audited	Evaluated	Reviewed	Total
Haas Petroleum Engineering Services, Inc.	March 4, 2009	Canada and United States	$—	$602,998,821	$—	$602,998,821
5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

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7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.
Executed as to our report referred to above:

Haas Petroleum Engineering Services, Inc.	(Signed) “Robert W. Haas, P.E.”

Texas	Robert W. Haas, P.E.
April 22, 2009

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APPENDIX C
FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE
Management of Petroflow Energy Ltd. (the “Company”) are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2008, estimated using forecast prices and costs.
Haas Petroleum Engineering Services, Inc., an independent qualified reserves evaluator, has evaluated the Company’s reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.
The Reserves Committee of the Board of Directors of the Company has:
(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.
The Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:
(a)	the content and filing with securities regulatory authorities of the Company’s Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of the Company’s Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

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Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

/signed/ “John Melton”	/signed/ “Duncan Moodie”

John Melton President and Chief Executive Officer	Duncan Moodie Chief Financial Officer

/signed/ “Richard Clark”	/signed/ “Richard Azar”

Richard Clark Chairman and Director	Richard Azar Director
Dated: April 22, 2009.

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